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                              April 22, 2024

       Eyal Barad
       Chief Executive Officer
       CNBX Pharmaceuticals Inc.
       #3 Bethesda Metro Center, Suite 700
       Bethesda, MD 20814

                                                        Re: CNBX
Pharmaceuticals Inc.
                                                            Form 10-K for the
Fiscal Year Ended August 31, 2023
                                                            Filed November 30,
2023
                                                            File No. 000-52403

       Dear Eyal Barad:

              We have reviewed your April 10, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 29,
       2024 letter.

       Correspondence filed April 10, 2024

       Fair Value of Financial Instruments, page 9

   1. We reiterate our comment number 4. Please clarify to us the accounting treatment and basis thereof for the
convertible loans. In this regard, please address the following:
                                                            You state on page
F-10 that the financial instrument liabilities are considered level 3 and the fair values
of your financial instruments approximate their historical carrying amount. However, on
page F-19 you disclose there was a loss from convertible loan valuation for the
periods presented.
                                                            If the conversion
terms resulted in derivative accounting treatment under ASC 815, please clarify.
                                                            If you are
recording the convertible loans at fair value pursuant to ASC 820, please tell us why there
does not appear to be any change in fair value in the three months ended November 30,
2023 based on the disclosure on page 29 of the 10-Q.
 Eyal Barad
CNBX Pharmaceuticals Inc.
April 22, 2024
Page 2
Results of Operations, page 51

2. Refer to our prior comment number 2. Please provide us a quantitative and qualitative discussion relating to the reasons for the significant increase in line items on the
         Statements of Operations. For example, clarify why the convertible loan valuation expense was significantly higher in the year ended August 31, 2022 compared to the year ended August 31, 2023.
Item 9A. Controls and procedures
Management's Report on Internal Control over Financial Reporting, page 55

3. We have reviewed your response to comment 3, but continue to believe that the Form 10-
         K should be amended to include management's assessment of your internal controls over financial reporting as of August 1, 2023. The reference on page 56 relates only to changes in internal controls and does not state if the company's internal controls were effective at the end of the period.
Note 2- Summary of Significant Accounting Policies Revenue recognition, page
F-9

4. You state in your response to comment 5 that the revenue was a short-term agreement with another pharmaceutical company that included utilizing some of your laboratory space, and equipment. Tell us why some of the amount recorded as revenue should not have been recorded as leasing income under ASC 842. If you conclude a portion should be leasing income, tell us why your financial statements should not be revised pursuant to
         ASC 250. In your response, please address Staff Accounting Bulletin 99, Materiality, and tell us if the change would impact management's assessment of internal controls.
         Also, if ASC 842 applies, provide us, and confirm you will provide in future filings, your accounting policy for leases.
       Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEyal Barad                                   Sincerely,
Comapany NameCNBX Pharmaceuticals Inc.
                                                               Division of
Corporation Finance
April 22, 2024 Page 2                                          Office of Life
Sciences
FirstName LastName